Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

August 31, 2022

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Mr. Bellacicco:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s additional comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-22-175508) filed with the Securities and Exchange Commission (the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on June 16, 2022. The purpose of the Amendment was to register Class R, Class R4 and Class I3 shares for Transamerica Short-Term Bond (the “Fund”). The SEC Staff’s additional comments were conveyed to the Registrant by telephone on August 9, 2022.

Below are the Staff’s additional comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.	Principal Investment Strategies: In the third paragraph of the Fund’s principal investment strategies section, please disclose how the Registrant defines emerging markets securities.

Response: In response to the Staff’s comment, the Registrant has added the following sentence to the end of the third paragraph of the Fund’s principal investment strategies section:

The sub-adviser considers emerging market countries as countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations.

2.

Principal Investment Strategies: The Staff requests that the Registrant briefly disclose the specific criteria (e.g., carbon footprint, labor issues or avoiding tobacco) that the Fund considers in identifying environmental, social, and governance (“ESG”) factors as part of its investment strategies.

Response: In response to the Staff’s comment, the Registrant has replaced the fourth paragraph in the section entitled “More on the Fund’s Strategies and Investments – Transamerica Short-Term Bond” in the Fund’s prospectus with the following:

The sub-adviser uses a combination of a global “top-down” analysis of the macroeconomic and interest rate environment and proprietary “bottom-up” research of corporate and government debt, and other debt instruments. In the sub-adviser’s “top-down” approach, the sub-adviser analyzes various fundamental, technical, sentiment and valuation factors that affect the movement of markets and securities prices worldwide. In its proprietary “bottom-up” research, the sub-adviser considers various fundamental and other factors, such as creditworthiness, capital structure, covenants, cash flows and, as applicable, collateral. The sub-adviser uses this combined “top-down” and “bottom-up” approach to determine asset class, sector, security, yield curve and duration positions for the fund. The sub-adviser’s research analysts also integrate environmental, social and governance (“ESG”) matters within their analytical process for public corporate, sovereign and structured issuers alongside traditional credit metrics as a risk management tool and as a method to identify financially material ESG factors and arrive at an independent, comprehensive view of the investment. ESG factors considered can vary across issuers and industries and may include, but are not limited to, greenhouse gas emissions, biodiversity impacts, product and employee safety, labor management, and corporate governance. For structured issuers, ESG considerations may also include, but are not limited to, affordability and energy efficiency of collateral, underwriting standards and policies, alignment of interest and control provisions. Consideration of ESG matters is subjective and not determinative in the sub-adviser’s investment process. The sub-adviser may conclude that other attributes of an investment outweigh ESG considerations when making investment decisions. The sub-adviser’s research analysts do not take ESG factors into consideration with respect to every investment in the fund.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary
Transamerica Funds